VOICE MOBILITY INTERNATIONAL INC.
#180 - 13777 Commerce Parkway
Richmond, British Columbia
V6V 2X3

March 21, 2003

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Reggie Norris

Dear Sirs/Mesdames:

Re: Voice Mobility International Inc. Registration Statement on Form S-4 and Amendment No. 1 to Form S-4 File No. 333-100642 Filed October 21, 2002

Voice Mobility International Inc. ("Voice Mobility") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw the registration statement on Form S-4 and the Amendment No. 1 to Form S-4 (the "Registration Statement"), filed by Voice Mobility with the Securities and Exchange Commission on October 21, 2002. The Registration Statement is being withdrawn because, as a result of the current economic conditions, the board of directors of Voice Mobility have decided not to proceed with the proposed transaction described in the Registration Statement.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, and none of Voice Mobility's securities were sold pursuant to the Registration Statement.

Voice Mobility requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Virgil Hlus, counsel for Voice Mobility at (604) 891-7707.

Yours truly,
VOICE MOBILITY INTERNATIONAL INC.

/s/ Randy Buchamer

Randy G. Buchamer
Chief Executive Officer